14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

July 25, 2012

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Karl Hiller, Branch Chief

Mark Wojciechowski

Re:	Gulfport Energy Corporation

Form 10-K for the Fiscal Year ended December 31, 2011

Filed February 27, 2012

Form 10-Q for the Fiscal Quarter ended March 31, 2012

File No. 0-19514

Dear Messrs. Hiller and Wojciechowski:

Set forth below are the responses of Gulfport Energy Corporation, a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 11, 2012 with respect to Form 10-K for the fiscal year ended December 31, 2011 filed February 27, 2012 (the “Form 10-K”) and Form 10-Q for the fiscal quarter ended March 31, 2012 (the “Form 10-Q”).

For your convenience, we have set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in the Form 10-K or Form 10-Q, as applicable, unless otherwise indicated.

Form 10-K for the Fiscal Year ended December 31, 2011

Financial Statements

Note 5—Equity Investments, page F-15

Bison Drilling and Field Services LLC, page F-16

United States Securities and Exchange Commission

July 25, 2012

l.	We note that you report for the year ended December 31, 2011, income of $357,000 related to your equity investment in Bison Drilling and Field Services LLC which is included in the overall loss from equity method investments in the consolidated statements of operations. Please tell us the extent to which this figure reflects earnings associated with services it provided to you or to others on properties in which you or any of your affiliates also have an economic interest; or services it provided on behalf of investors in oil and gas producing activities which are managed by you or any of your affiliates. We would like to understand your application of Rule 4-10(c)(6)(iv) of Regulation S-X in determining that such amounts would be reported in the statement of operations, rather than as a reduction to the full cost pool. Also tell us how this guidance may impact your accounting for the entities discussed in the last paragraph on page 28 of your Form 10-Q for the fiscal quarter ended March 31, 2012.

Response: Rule 4-10(c)(6)(iv) of Regulation S-X provides, in part, that no income shall be recognized in connection with contractual services performed (e.g., drilling, well service, or equipment supply services, etc.) in connection with properties in which the registrant or an affiliate (as defined in Rule 1-02(b)) holds an ownership or other economic interest and that no income may be recognized for contractual services performed on behalf of investors in oil and gas producing activities managed by the registrant or an affiliate. Any income not recognized as a result of these rules would be credited to the full cost account and recognized through a lower amortization provision as reserves are produced.

Initially, the Company notes that (a) Bison Drilling and Field Services LLC (“Bison”) performs services on properties in which the Company has no ownership interest in addition to properties in which the Company does have an ownership interest and (b) Bison is not an affiliate of the Company within the definition of Rule 1-02(b). Further, the Company has evaluated the income attributable to its investment in Bison for the year ended December 31, 2011 and the quarter ended March 31, 2012 in accordance with Rule 4-10(c)(6)(iv), and has determined the income resulting from services performed for Gulfport was immaterial for each period.

In addition, the Company notes that Timber Wolf Terminals LLC and Muskie Holdings LLC are in the start up phase and have not yet generated any revenue and, therefore, the Company has not recognized any service income related to these entities. The Company will continue to apply the guidelines of Rule 4-10(c)(6)(iv) to future investments in service companies, including those listed on page 28 of the March 31, 2012 10-Q, and adjust its reporting of this income if and when a change is warranted.

Note 18—Contingencies, page F-28

2.

We note your disclosure stating that an adverse decision on any of the specific matters identified could have a material impact on your financial condition or results of operations; also clarifying that other non-specific matters which remain unresolved have not had a material effect during the periods presented, although you are silent with regard

United States Securities and Exchange Commission

July 25, 2012

to the level of your exposure. Please modify your disclosures to clarify whether you have assessed the likelihood of loss as remote, reasonably possible, or probable in each instance. If there is a reasonable possibility of material loss exceeding amounts already recognized, disclose either an estimate of the additional loss or range of loss, or state that such an estimate cannot be made to comply with FASB ASC 450-20-50.

Response: The two paragraphs of Note 18 on page F-30 of the Company’s Form 10-K immediately prior to the heading “Concentration of Credit Risk” state, in part: “Due to the early stages of the LDR, Cudd and Reed litigation, the outcome is uncertain and management cannot determine the amount of loss, if any, that may result.” No accrual has been made for any of these matters for this reason. The Company proposes to provide additional disclosure in future filings such as the following, appropriately modified as necessary to reflect the then current status of the matters:

Due to the current early stages of the LDR, Cudd and Reed litigation, the outcome is uncertain and management cannot determine the amount of loss, if any, that may result. In each case, management has determined the possibility of loss is remote. However, litigation is inherently uncertain. Adverse decisions in one or more of the above matters could have a material adverse effect on the Company’s financial condition or results of operations.

The Company has been named as a defendant in various other litigation matters. Although management cannot determine the amount of loss, if any, that may result from these matters, the ultimate resolution of these matters is not expected to have a material adverse effect on the Company’s financial condition or results of operations for the periods presented in the consolidated financial statements.

Note 20—Supplemental Information on Oil and Gas Exploration and Production Activities, page F-31

Oil and Natural Gas Reserves (Unaudited), page F-33

3.	We note your disclosure stating that downward revisions in proved reserves during 2011 were primarily the result of drilling PUDs and “ethane takeaway issues” in the Permian Basin. Please expand your disclosure to explain how and the extent to which drilling PUDs contributed to the revision. Also describe the ethane takeaway issues with details sufficient to understand how and the extent to which this factored into the revision to your estimate of reserves.

Response: The Company advises the Staff that approximately 2,046 MBOE of the downward revisions in 2011 was attributable to the drilling of PUDs during 2011. Since these wells produced throughout 2011, there were less proved reserves attributable to these wells as of

United States Securities and Exchange Commission

July 25, 2012

December 31, 2011. The “ethane takeaway issue” relates to the current excess supply of ethane as a result of the increased drilling activity in the Permian Basin. This inability to market the ethane resulted in a lower natural gas liquids yield per well and reduced BOEs for reserve reporting purposes. Additional flow lines are currently being installed in the Permian Basin to remedy this situation. Approximately 400 MBOE of the downward revisions in 2011 was attributable to this ethane issue. The Company proposes to include increased discussion of the reasons for any material downward revisions in future filings.

4.	We also note that you attribute downward revisions in proved reserves during both 2009 and 2010 to adopting the five-year schedule for drilling proved undeveloped reserves from the SEC’s “Modernization of Oil and Gas Reporting” Final Rule. As this rule was effective beginning with the year ended December 31, 2009, please modify your disclosure to clarify how the rule negatively impacted proved reserves for the year ended December 31, 2010.

Response: The rule negatively impacted proved reserves for the year ended December 31, 2010 as 6,455 MBOE attributable to PUD locations no longer scheduled to be drilled within five years from the date of original booking were excluded. As the volume of the reserves excluded and the reason for such exclusion are already specifically disclosed on page 32 of the Company’s Form 10-K for the year ended December 31, 2010, the Company proposes to include comparable information in its future Annual Reports on Form 10-K if such disclosure is applicable.

Form 10-Q for the Fiscal Quarter ended March 31, 2012

General

5.	Please revise the accounting and disclosures in your interim reports as necessary to similarly comply with all applicable comments on your annual report.

Response: In response to the Staff’s comments 2 through 4, the Company proposed to include certain additional information specified above in its future Annual Reports. To the extent applicable, the Company will also include comparable disclosure in its future interim reports.

Note 13—Subsequent Events, page 18

6.	Tell us when you intend to report the pro forma financial information that shows the disposition of your oil and gas interests in the Permian Basin to Diamondback Energy Inc. to comply with Item 9.01(b)(l) of Form 8-K. We note that as of and for the year ended December 31, 2011, such interests accounted for 66.5% of your total proved reserves (on a BOE basis), 13.4% of production, and 45% of net undeveloped acreage.

United States Securities and Exchange Commission

July 25, 2012

Response: The Company intends to report the pro forma financial information that shows the disposition of its Permian Basin assets to Diamondback required by Item 9.01(b)(1) of Form 8-K in connection with the filing of its Form 8-K announcing the disposition of such assets under Item 2.01 of Form 8-K if and when such disposition actually occurs. As reported in the Company’s Form 8-K filed with the Commission on May 8, 2012, the Company entered into a Contribution Agreement with Diamondback Energy, Inc. (“Diamondback”), pursuant to which the Company agreed to contribute to Diamondback, prior to the closing of Diamondback’s initial public offering (the “Diamondback IPO”), all of its oil and gas interests in the Permian Basin for the consideration described in the Company’s Form 8-K (the “Transaction”). As indicated in the Form 8-K, the Company’s obligation to complete the Transaction is contingent upon, among other things, the Company’s satisfaction with the terms of the Diamondback IPO and certain other conditions. None of these conditions has been satisfied at this time and the Transaction has not taken place.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 242-4408 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Michael G. Moore
Michael G. Moore
Vice President and Chief Financial Officer

cc:	Seth R. Molay, P.C.